Exhibit 99.2

James Hardie

Notice of 2014 Annual General Meeting

James Hardie Industries plc

Notice is given that the Annual General Meeting (AGM) of James Hardie Industries plc (the company or James Hardie) will be held on Friday, 15 August 2014 in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 7:00am (Dublin time).

All Shareholders (ie holders of CHESS Units of Foreign Securities (CUFS)) as at 7:00pm (Sydney time) on Wednesday, 13 August 2014 may attend the AGM in Dublin.

Shareholders wishing to participate in the AGM can also participate remotely via teleconference of the AGM, during which they will have the same opportunities to ask questions as people attending the AGM in person.

QUESTIONS TO THE BOARD AND EXTERNAL AUDITOR

Shareholders or proxies will all be able to ask questions of the Board of Directors of the company (Board) and the external auditor. To enable more questions to be answered, we enclose a form that you can use to submit questions in advance of the AGM, whether or not you will be attending.

Shareholders or proxies not present at the meeting wishing to ask questions during the AGM can do so in the manner described on page 4 of this booklet.

CONTENTS OF THIS BOOKLET

This booklet contains:

•	the Agenda for the AGM setting out the resolutions proposed to be put at the meeting;

•	Explanatory Notes describing the business to be conducted at the meeting;

•	information about who may vote at the AGM and how they may cast their vote;

•	details of how Shareholders can attend the meeting in person in Dublin; and

•	details of how Shareholders can participate in the meeting remotely by teleconference.

AGM DETAILS

Friday, 15 August 2014 in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 7:00am (Dublin time).

NOTICE AVAILABILITY

Additional copies of this Notice of Meeting can be downloaded from the company’s Investor relations website at (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp) or they can be obtained by contacting the company’s registrar Computershare by calling:

•	1300 855 080 from within Australia

•	or +61 3 9415 4000 from outside Australia.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor.

James Hardie Industries plc ARBN 097 829 895, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered in Ireland under company number 485719.

The liability of its members is limited.

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AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING

Explanations of the background, further information and reasons for each proposed resolution are set out in the Explanatory Notes on page 6 of this Notice of Meeting.

The following are items of ordinary business:

1.	Financial statements and reports for fiscal year 2014

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

To receive and consider the financial statements and the reports of the Directors and external auditor for the fiscal year ended 31 March 2014.

The vote on this resolution is advisory only.

2.	Remuneration Report for fiscal year 2014

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

To receive and consider the Remuneration Report of the company for the fiscal year ended 31 March 2014.

The vote on this resolution is advisory only.

3.	Election / Re-election of Directors

To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:

(a)	That Russell Chenu be elected as a director.

(b)	That Michael Hammes, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

(c)	That Rudolf van der Meer, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

4.	Authority to fix the External Auditor’s Remuneration

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Board be authorised to fix the remuneration of the external auditor for the financial year ended 31 March 2015.

The following are items of special business:

5.	Increase non-executive director fee pool

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the maximum aggregate remuneration payable to non-executive directors be increased by US$300,000 from the current maximum aggregate amount of US$2,000,000 per annum to US$2,300,000 per annum, on the basis set out in the Explanatory Notes.

6.	Grant of ROCE RSUs

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the award to Louis Gries, of up to a maximum of 322,225 ROCE RSUs, and his acquisition of ROCE RSUs and Shares up to that number, be approved for all purposes in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes.

7.	Grant of Relative TSR RSUs

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the award to Louis Gries, of up to a maximum of 260,346 Relative TSR RSUs, and his acquisition of Relative TSR RSUs and Shares up to that number, be approved for all purposes in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes.

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the company will disregard any votes cast on Resolution 5 of this Notice of Meeting if they are cast by any director and his or her associates. People who fall into the categories listed above will not have their votes disregarded if: (i) they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form; or (ii) they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form to vote as the proxy decides.

In accordance with the ASX Listing Rules, the company will disregard any votes cast on Resolutions 6 and 7 of this Notice of Meeting if they are cast by Louis Gries (the Chief Executive Officer of the company, who is eligible to participate in the employee incentive schemes which are the subject of Resolutions 6 and 7) and his associates. Louis Gries and his associates will not have their votes disregarded if: (i) they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form; or (ii) they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form to vote as the proxy decides.

Notes on voting and Explanatory Notes follow, and a Voting Instruction Form and Question Form are enclosed.

By order of the Board.

Natasha Mercer
Company Secretary
14 July 2014

JAMES HARDIE NOTICE OF MEETING 2014 3

If you are a Shareholder registered at 7:00pm (Sydney time) on Wednesday, 13 August 2014, you may attend, speak and vote, in person or appoint a proxy (who need not be a Shareholder) to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM teleconference.

See VOTING ON THE RESOLUTIONS below for information on how you can vote if you are a holder of CUFS.

AGM DETAILS

The AGM will be held at James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, starting at 7:00am (Dublin time) on Friday, 15 August 2014.

OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM

The AGM will be accessible by teleconference at 4:00pm (Sydney time) on Friday, 15 August 2014. Shareholders participating in the AGM teleconference will be able to ask questions of the Board and the external auditor. You will need to have your Security Holder Reference Number (SRN) or the Holder Identification Number (HIN) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the teleconference.

The following details are also set out on the Shareholder Meetings page on James Hardie’s Investor relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp).

PARTICIPATION IN AGM TELECONFERENCE

To participate in the AGM teleconference, please:

•	dial into the AGM using the following number:

Dial in: Australia toll free 1800 801 825 / USA toll free 1855 298 3404

Passcode: 7677970

•	provide the operator with your name and SRN/HIN;

•	if you have any questions during the teleconference follow the prompts from the teleconference operator.

APPOINTING A PROXY

To appoint:

•	a proxy to attend the AGM in person on your behalf (Nominated Proxy); and

•	the Company Secretary in the event your Nominated Proxy does not attend the AGM,

please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 7:00pm (Sydney time) on Wednesday, 13 August 2014 using the “Lodgement Instructions” set out on page 5.

If you hold more than one share carrying voting rights, you may appoint more than one proxy to attend, speak and vote at the meeting on your behalf provided each proxy is appointed to exercise rights attached to different shares held by you.

If you appoint a Nominated Proxy and your Nominated Proxy does not attend the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions provided to the Company Secretary care of Computershare by facsimile to (02) 8235 8229 from inside Australia, or +61 2 8235 8229 from outside Australia, or by email to jhxmeetings@computershare.com.au. If the Nominated Proxy does not provide written instructions to the Company Secretary by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 15 August 2014, then the Company Secretary intends voting in favour of the resolutions.

VOTING ON THE RESOLUTIONS

How you can vote will depend on whether you are:

•	a Shareholder;

•	an American Depositary Receipt (ADR) holder (ADRs are quoted on the New York Stock Exchange (NYSE)); or

•	a Nominated Proxy.

Voting if you are a Shareholder:

If you want to vote on the resolutions to be considered at the AGM, you have the following two options:

Option A – If your proxy is not attending the AGM

Follow this option if you do not intend to attend the AGM in person or appoint a proxy.

You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (CDN) (the legal holder of the shares in James Hardie (Shares) for the purposes of the ASX Settlement Operating Rules) to nominate the chairman of the AGM as its proxy to vote the Shares that it holds on your behalf. To be eligible to vote in this manner, you must be registered as a Shareholder at 7:00pm (Sydney time) on Wednesday, 13 August 2014.

You can submit your Voting Instruction Form as follows:

1.	Complete the hard-copy Voting Instruction Form accompanying this Notice of Meeting and lodge it using the “Lodgement Instructions” set out on page 5.

2.	Complete a Voting Instruction Form using the internet:

Go to www.investorvote.com.au

You will need:

•	your Control Number (located on your Voting Instruction Form); and

•	your SRN or HIN for your holding; and

•	your postcode as recorded in James Hardie’s register.

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If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it.

Completed Voting Instruction Forms must be received by Computershare no later than 7:00pm (Sydney time) on Wednesday, 13 August 2014. You will not be able to vote your shares by way of teleconference.

Option B – If you or your proxy is attending the AGM

If you would like to attend the AGM or appoint someone else to attend the AGM on your behalf, in Dublin, Ireland and vote in person, you may use a Voting Instruction Form to ask CDN to appoint:

(a)	you or another person nominated by you (who does not need to be a Shareholder) as your Nominated Proxy; and

(b)	the Company Secretary in the event your Nominated Proxy does not attend the AGM as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person in Dublin.

If your Nominated Proxy does not attend the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to (02) 8235 8229 from inside Australia, or +61 2 8235 8229 from outside Australia, or by email to jhxmeetings@computershare.com.au by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 15 August 2014, then the Company Secretary intends voting in favour of the resolutions.

For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 7:00pm (Sydney time) on Wednesday, 13 August 2014.

To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to http://www.asx.com.au/ documents/settlement/CHESS_Depositary_Interests.pdf or phone 131279 from within Australia or +61 2 9338 0000 from outside Australia to ask to have one sent to you.

If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A.

Voting if you hold ADRs:

The Depositary for ADRs held in the company’s ADR program is The Bank of New York Mellon. The Bank of New York Mellon will send this Notice of Meeting to ADR holders on or about 16 July 2014 and advise ADR holders how to give their voting instructions. To be eligible to vote, ADR holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (EDT) on 8 July 2014 (the ADR record date). The Bank of New York Mellon must receive any voting instructions, in the form required by The Bank of New York Mellon, no later than 5:00pm (US EDT) on 6 August 2014.

The Bank of New York Mellon will endeavour, as far as is practicable, to instruct that the Shares ultimately underlying the ADRs are voted in accordance with the instructions received by The Bank of New York Mellon from ADR holders. If an ADR holder does not submit any voting instructions, the Shares ultimately underlying the ADRs held by that holder will not be voted.

Under NYSE Rule 452 and corresponding NYSE Listed Company Manual Section 402.08 mandated by Section 957 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, brokers that are NYSE member organisations are prohibited from directing the voting of the Shares underlying ADRs held in customer accounts on matters relating to executive compensation and director elections if they have not received voting instructions from the beneficial holders. Accordingly, if you are the beneficial owner of Shares underlying ADRs, and your broker holds your ADRs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a “broker non-vote” which is treated as an abstention and does not count toward determining the votes for / against the resolution.

Voting if you are a Nominated Proxy:

If you are a Nominated Proxy and you do not attend and vote at the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with your written instructions. If you do not provide written instructions to the Company Secretary by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 15 August 2014, then the Company Secretary intends voting in favour of the resolutions.

If you wish to direct the Company Secretary how to vote any undirected proxies, you must submit your written instructions by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 15 August 2014.

NO VOTING AVAILABLE IN AGM TELECONFERENCE

You will not be able to vote by way of teleconference. If you wish for your vote to count, you must:

•	If you are a Shareholder, submit your Voting Instruction Form no later than 7:00pm (Sydney time) on Wednesday, 13 August 2014;

•	If you are a Nominated Proxy and you are unable to attend the AGM, submit your written instructions to the Company Secretary care of Computershare by facsimile to (02) 8235 8229 from inside Australia, or +61 2 8235 8229 from outside Australia, or by email to jhxmeetings@computershare.com.au by no later than the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 15 August 2014.

LODGEMENT INSTRUCTIONS

Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:

(a)	by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(b)	by delivery to Computershare at Level 4, 60 Carrington Street, Sydney NSW 2000, Australia; or

(c)	online at www.investorvote.com.au; or

(d)	for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or

(e)	by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia.

Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods:

(a)	by facsimile to (02) 8235 8229 from inside Australia, or +61 2 8235 8229 from outside Australia, or

(b)	by email to jhxmeetings@computershare.com.au.

If the Nominated Proxy is a corporate and the written instruction will be submitted by a representative of the corporate, the appropriate ‘Certificate of Appointment of Corporate Representative’ form will need to be provided along with the written instructions.

A form of certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab and then click on ‘Printable Forms’.

The completed Voting Instruction Forms must be received by Computershare no later than 7:00pm (Sydney time) on Wednesday, 13 August 2014.

Any written instructions to the Company Secretary on how the Company Secretary should vote must be received by Computershare no later than the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 15 August 2014.

JAMES HARDIE NOTICE OF MEETING 2014        5

TERMINOLOGY

References to Shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of the company acting together, and include holders of CUFS, holders of ADRs, holders of Shares and members of the company within the meaning of the Irish Companies Acts, except where describing how each group of Shareholders may cast their votes.

RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2014

Resolution 1 asks Shareholders to receive and consider the financial statements and the reports of the Board of Directors and external auditor for the year ended 31 March 2014. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US Generally Accepted Accounting Principles (US GAAP) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the 2014 Annual Report.

A brief overview of the financial and operating performance of the James Hardie Group during the year ended 31 March 2014 will be provided during the AGM. Copies of the James Hardie consolidated Irish financial statements are available free of charge either:

(a)	at the AGM in Dublin, Ireland;

(b)	at the company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c)	at the company’s registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d)	on the company’s Investor relations website, http://www.ir.jameshardie.com.au/.

Recommendation

The Board believes it is in the interests of Shareholders that the financial statements and the reports of the Directors and external auditor for the year ended 31 March 2014 be received and considered, and recommends that you vote in favour of the resolution.

RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2014

Resolution 2 asks Shareholders to consider and receive the Remuneration Report for the year ended 31 March 2014. The company is not required to produce a remuneration report or to submit it to shareholders under Irish, Australian or US rules or regulations. However, taking into consideration its large Australian shareholder base, James Hardie has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information on the company’s remuneration practices in fiscal year 2014 and also voluntarily includes an outline of the company’s proposed remuneration framework for fiscal year 2015.

The company’s Remuneration Report is set out on pages 28 to 67 of the 2014 Annual Report and can also be found on the company’s Investor relations website http://www.ir.jameshardie. com.au/. Although this vote does not bind the company, the Board intends to take the outcome of the vote into consideration when considering the company’s future remuneration policy.

Recommendation

The Board believes it is in the interests of Shareholders that the company’s Remuneration Report for the year ended 31 March 2014 be considered and received, and recommends that you vote in favour of the resolution.

RESOLUTION 3 – ELECTION / RE-ELECTION OF DIRECTORS

As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure the company puts in place appropriate mechanisms for Board renewal.

Resolution 3(a) asks Shareholders to consider the election of Russell Chenu to the Board.

Resolutions 3(b) and 3(c) ask Shareholders to consider the re-election of Michael Hammes and Rudolf van der Meer to the Board.

The company’s Articles of Association require that one-third of the directors subject to re-election (other than any directors appointed by the Board during the year) will retire at each AGM, with re-election possible after each term. Michael Hammes and Rudolf van der Meer will retire at the 2014 AGM and each offers himself for re-election.

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Profiles of the candidates follow:

Russell Chenu BCom, MBA Age 64 Experience: Russell Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the Company’s Managing
Board by CUFS holders at the 2005 AGM, re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010. As CFO, he was responsible for accounting, treasury, taxation, corporate finance, information technology and systems, and procurement. Mr Chenu retired as CFO in November 2013.

Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies. In a number of these senior roles, he has been engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.
Directorships of listed companies in the past five years:
Current – Director of Leighton Holdings Limited (since June 2014).
Last elected: Will stand for election at 2014 AGM

Michael Hammes BS, MBA Age 72 Michael Hammes was elected as an independent Non-Executive Director of James Hardie in February 2007. He was
appointed Chairman of the Board in January 2008 and is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee.

Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc. (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc. (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).

Directorships of listed companies in the past five years:
Current – Director of Navistar International Corporation (since 1996) and Director of DynaVox Mayer (listed in April 2010).
Last elected: August 2011

Rudolf van der Meer M.Ch.Eng Age 69 Rudy van der Meer was elected as an independent Non-Executive Director of James Hardie in February 2007. He is a
member of the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced former executive, with considerable knowledge of international business and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO of Coatings (2000-2005), CEO of Chemicals (1993-2000), and member of the five person Executive Board (1993-2005).

Directorships of listed companies in the past five years:

Current – Director of LyondellBasell Industries N.V. (since August 2010); Former – Member of the Supervisory Board of Hagemeyer N.V. (2006-2008); Chairman of the Supervisory Board of Imtech N.V. (2005-2013).

Other: Former Chairman of the Board of Energie Beheer Nederland B.V. (2006-2013); Chairman of the Supervisory Board of VGZ Health Insurance (since May 2011).
Last elected: August 2011

Recommendation

The Board, on the recommendation of the Nominating and Governance Committee, believes it is in the best interests of Shareholders that Mr Chenu be elected as a director of the company and recommends that you vote in favour of Resolution 3(a).

The Board, having assessed the performance of Michael Hammes and Rudolf van der Meer, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that each of the individuals referred to above be re-elected as a director of the company, and recommends (with Michael Hammes and Rudolf van der Meer each abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(b) and 3(c).

JAMES HARDIE NOTICE OF MEETING 2014 7

Agenda and Business of the

Annual General Meeting continued

RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION

Resolution 4 asks Shareholders to give authority to the Board to fix the external auditor’s remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor’s remuneration during the year ended 31 March 2014 as well as non-audit fees paid to Ernst & Young LLP are set out on page 168 of the 2014 Annual Report. The Audit Committee periodically reviews Ernst & Young LLP’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP’s interaction with the company, the Board and the Board Committees is set out on pages 80 and 81 of the 2014 Annual Report.

Recommendation

The Board believes it is in the interests of Shareholders that the Board be given authority to fix the external auditor’s remuneration and recommends, on the recommendation of the Audit Committee that you vote in favour of Resolution 4.

RESOLUTION 5 – INCREASE NON-EXECUTIVE DIRECTOR FEE POOL

Resolution 5 asks Shareholders to approve an increase in the maximum remuneration payable to non-executive directors by US$300,000 per annum, from the current maximum aggregate amount of US$2.0 million per annum to a maximum aggregate amount of US$2.3 million per annum. Approval is sought for the purposes of ASX Listing Rule 10.17 and Article 98(b) of the company’s Articles of Association, under which the company must not increase the total maximum amount of fees payable by it to non-executive directors without the approval of Shareholders.

The maximum aggregate amount of remuneration of the non-executive directors was last increased at the Annual General Meeting held on 13 August 2012.

The annual fees to be paid to each Director, the Chairman, Deputy Chairman and Committee Chairmen, commencing in FY2015 are set out in the table below.

POSITION	FY2014	FY2015
Chairman	$394,779	$462,471
Deputy Chairman	$209,775	$218,145
Board member	$155,818	$162,050
Audit Committee Chair	$40,000	$73,750
Rem Committee Chair	$32,500	$73,750
N&GC Committee Chair	$12,500	$20,000
Board ad hoc sub-committee (per meeting)	—	$3,000

The FY2015 annual fee adjustments include a 4% increase in base fees, a market-based fee adjustment for the N&GC Committee chair of $7,500, and a tax equalisation adjustment fee for the US domiciled chairman, Audit Committee chair and Remuneration Committee chair of 27%, collectively.

The Board considers that these fees provide an appropriate level of reward to attract and retain directors from the USA, Europe and Australia as part of the Board’s desired diversity given the geographic spread, nature and complexity of the company’s operations and time commitment by directors.

Based on a 4% increase in base fees in fiscal year 2015, the increased size of the Board in the event that Russell Chenu is elected by Shareholders at the 2014 Annual General Meeting and supplemental compensation for the non-executive directors who have received a reduction in net of tax compensation following the company’s re-domicile to Ireland, the aggregate amount of annual fees to be paid in fiscal year 2015 is estimated to total US$1,834,046. Although this would be below the maximum allowed, the Board considers it prudent to seek approval to increase the maximum at this time.

The proposed increase is expected to provide sufficient headroom for a number of years and flexibility to add an additional director to the Board.

Recommendation

As the directors have a personal interest in Resolution 5, they make no recommendation on whether Shareholders should vote in favour of the resolution. Shareholders should judge for themselves whether to approve an increase to the maximum remuneration payable to non-executive directors under Article 98(b) of the company’s Articles of Association.

RESOLUTION 6 – GRANT OF ROCE RSUs

Resolution 6 asks Shareholders to approve the grant of Return on Capital Employed (ROCE) restricted stock units (ROCE RSUs) under James Hardie’s Long Term Incentive Plan (LTIP) to the Chief Executive Officer (CEO), Louis Gries.

A summary of the terms and conditions of the LTIP was included in the 2012 notice of AGM. That document may be accessed from the Shareholder Meetings page on James Hardie’s Investor relations website (http://www.ir.jameshardie.com.au/jh/ shareholder_meetings.jsp).

For fiscal year 2015, the Remuneration Committee has allocated the Long-Term Incentive (LTI) target of the CEO (and each senior executive) between three separate components to ensure that reward is based on a diverse range of factors which validly reflect longer term performance:

•	40% to ROCE RSUs – an indicator of James Hardie’s capital efficiency over time;

•	30% to Relative TSR RSUs – an indicator of James Hardie’s performance relative to its US peers; and

•	30% to Scorecard LTI – an indicator of each senior executive’s contribution to James Hardie achieving its long-term strategic goals.

The Board and the Remuneration Committee believe that separating the LTI target between these three components provides an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long-term.

Reasons for ROCE RSUs

ROCE RSUs convert to Shares if James Hardie’s ROCE performance meets or exceeds ROCE performance hurdles over a three year period, subject to the exercise of negative discretion by the Remuneration Committee.

The company introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As the US housing market recovers and the company funds capacity expansions and market initiatives in the US and Australia, it is important that management focusses on ensuring that the company continues to achieve strong ROCE returns while pursuing growth.

Changes for fiscal year 2015

The key aspects of the ROCE RSUs are largely unchanged from fiscal year 2014. The only change proposed for fiscal year 2015 is to increase the ROCE performance hurdles in line with expectations of continued recovery in the US housing market.

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Key aspects of ROCE RSUs

Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the expected and forecasted impact of the recovery in the US housing market. No ROCE RSUs will vest unless performance is above the average of ROCE for fiscal years 2012 to 2014. By way of reference, the ROCE result in fiscal years 2013 and 2014 was 17.8% and 25.5%, respectively.

ROCE Definitions: The ROCE measure will be determined by dividing EBIT by Capital Employed.

The EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation as reported in the company’s financial results, adjusted by:

•	deducting the earnings impact of legacy issues (such as asbestos adjustments, including foreign exchange impact on James Hardie’s asbestos provision, New Zealand weathertightness expenses and ASIC expenses);

•	deducting leasehold expenses, since potential upcoming changes to international accounting standards could cause significant volatility in this component; and

•	adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management’s performance will be assessed on the pre-impairment value of the company’s assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the company’s EBIT for the purposes of measuring ROCE performance.

The Capital Employed measure will be determined as follows. Capital Employed will start with net working capital and fixed assets (net of depreciation), which already excludes legacy issue-related items such as asbestos-related assets and liabilities, as reported in James Hardie’s financial results, adjusted by:

•	adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Capital Employed with the determination of EBIT;

•	adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the company’s capital base employed in income generation; and

•	deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the company.

The ROCE performance hurdles will be indexed for changes to US and Australian addressable housing starts and the US repair and remodel market.

The resulting Capital Employed for each quarter of any fiscal year will be averaged to better reflect Capital Employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie’s ROCE in fiscal years 2015, 2016 and 2017.

These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future company growth.

Grant: The CEO will receive a grant equal to the maximum number of ROCE RSUs (200% of target). The number of Shares which actually vest in 2017 will depend on James Hardie’s ROCE performance in fiscal years 2015 to 2017 together with the Remuneration Committee’s exercise of negative discretion.

Performance Hurdle: The performance hurdles for ROCE RSUs granted in fiscal year 2015 (for performance in fiscal years 2015 to 2017) are:

ROCE	% OF ROCE RSUs VESTING
< 22.0%	0%
≥ 22.0%, but < 24.5%	25%
≥ 24.5%, but < 27.0%	50%
≥ 27.0%, but < 28.5%	75%
≥ 28.5%	100%

These performance hurdles can be indexed up or down to the extent that changes in the US and Australian housing market and / or US repair and remodel market are higher or lower than those assumed in James Hardie’s fiscal years 2015-2017 business plan.

The earnings component of ROCE performance targets are predicated on assumptions in market growth. Market growth in our primary markets has two main components – independent third party sourced data for new housing starts, and an independent third party data sourced index for the Repair and Remodel (R&R) market. The two main components are blended for an index of market growth. The corresponding earnings component of ROCE performance targets may then be adjusted for the market growth index if they vary from the original assumptions of market growth. Additionally, Board discretion may also be applied to adjust index outcomes for factors such as external assessments of James Hardie product category market share changes.

Performance period: The overall performance period is three years. The ROCE RSUs vest three years after they are granted (which is expected to occur in September 2014), subject to the exercise of negative discretion by the Remuneration Committee.

Conditions and negative discretion: In 2017, the Remuneration Committee will review James Hardie’s performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management’s delivery of market share growth and performance against the Scorecard. The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability. The Remuneration Committee expects that it will exercise negative discretion for ROCE RSUs from time to time and that vesting of ROCE RSUs is unlikely to be higher than target (ie 50% vesting) in most years.

The Scorecard includes a number of longer-term financial, strategic, business, customer and organisational development components which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves a number of key objectives and the measures it expects to see achieved for each of these objectives. The fiscal year 2015 Scorecard applicable for the grants of ROCE RSUs (and Scorecard LTI) is set out in the 2014 Remuneration Report on pages 28 to 67 of the 2014 Annual Report. The Remuneration Committee considers the goals to be reflective of James Hardie’s overall long-term goals.

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Agenda and Business of the

Annual General Meeting continued

The CEO’s rating ultimately depends on the Remuneration Committee’s assessment (and the Board’s review) of his contribution to the company in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the company has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the CEO’s performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie’s results).

Worked Example

The following example uses the CEO’s LTI fiscal year 2015 target quantum of US$3.5 million and assumes performance at approximately 25%, 27% and 29% ROCE for fiscal years 2015, 2016 and 2017 respectively.

At grant date the LTI quantum granted to the CEO in ROCE RSUs is:

$3.5 million LTI target x 40% of LTI target issued in ROCE RSUs x 200% maximum leverage = US$2.8 million to be settled in ROCE RSUs.

At a value of US$14/share, this is equivalent to a grant of 200,000 ROCE RSUs. Based on a 27.0% average ROCE result for the three year period to fiscal year 2017, 150% of target or 75% of the total ROCE RSUs granted would be eligible to vest:

200,000 RSUs x 75% = 150,000 ROCE RSUs

At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie’s performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion).

For indicative purposes, assuming that the Remuneration Committee determines that 50% (rather than the 75% based on performance against the ROCE performance hurdles) of the CEO’s total ROCE RSUs should vest, the CEO would receive:

200,000 RSUs x 50% = 100,000 ROCE RSUs

Maximum and actual number of ROCE RSUs

The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 6 is based on the grant that would be made if James Hardie’s performance warranted the maximum possible award for fiscal year 2015 (ie 200% of LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and convert into Shares.

The actual number of ROCE RSUs granted will be determined by dividing the amount of the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 200% of LTI target) by James Hardie’s share price over the twenty business days preceding the date of grant, subject to the maximum specified in the resolution.

Previous grants

The number of ROCE RSUs granted to the CEO in the past two years (since the Company began granting ROCE RSUs) is:

DATE OF GRANT	NUMBER GRANTED	MAXIMUM APPROVED BY SHAREHOLDERS
16 Sep 2013	278,393	368,174
14 Sep 2012	284,916	406,185

General

ROCE RSUs will be granted in accordance with the terms of the LTIP. The LTIP was re-approved by Shareholders at the 2012 AGM.

ROCE RSUs will be granted for no consideration and James Hardie will not provide loans to the CEO in relation to the grant of ROCE RSUs. Subject to the performance hurdles being met and the Remuneration Committee’s exercise of negative discretion (if any), the CEO will be entitled to receive Shares upon vesting of the ROCE RSUs for no consideration. ROCE RSUs will be granted to the CEO no later than 12 months after the passing of Resolution 6.

Summary of the legal requirements for seeking Shareholder approval

ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of Shareholders by ordinary resolution.

Recommendation

The Board believes it is in the interests of Shareholders that the issue of ROCE RSUs over Shares to the CEO for fiscal year 2015 up to the number specified in Resolution 6 under the LTIP, subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 6.

RESOLUTION 7 – RELATIVE TSR RSUs

Resolution 7 asks Shareholders to approve the grant of Relative Total Shareholder Return (TSR) RSUs (Relative TSR RSUs) to the CEO. Relative TSR RSUs convert to Shares if James Hardie’s TSR performance meets or exceeds the relative TSR performance hurdles.

The Remuneration Committee has determined that 30% of the CEO’s LTI target quantum for fiscal year 2015 will be received in Relative TSR RSUs. This is unchanged from fiscal year 2014.

Key changes from fiscal year 2014

The key aspects of the Relative TSR RSUs are largely unchanged. The only change proposed for fiscal year 2015 is to eliminate the first of three re-tests thereby reducing the number of re-tests from three to two.

Key aspects of Relative TSR RSUs

Grant: The CEO will receive a grant equal to the maximum number of Relative TSR RSUs (200% of target). The number of Shares which actually vest depends on James Hardie’s Relative TSR performance compared to the performance hurdles.

Performance Hurdle: The performance hurdle vesting scale for fiscal year 2015 grants is:

PERFORMANCE AGAINST PEER GROUP	% OF RELATIVE TSR RSUs VESTED
< 40th Percentile	0%
40th Percentile	25%
40th – 60th Percentile	Sliding Scale
60th Percentile	50%
61st – 80th Percentile	Sliding Scale
≥ 80th Percentile	100%

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Peer Group: The Peer Group is comprised of other companies exposed to the US building materials market, which is the company’s major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group with the company’s independent advisors, Aon Hewitt, and determined that no changes would be made for fiscal year 2015. The Peer Group for fiscal year 2015 is:

Acuity Brands, Inc	Louisiana-Pacific Corp	Sherwin Williams Co
American Woodmark Corp	Martin Marietta Materials Inc	Simpson Manufacturing Co., Inc
Apogee Enterprises, Inc	Masco Corporation	Texas Industries, Inc
Armstrong World Indus, Inc	Mohawk Industries, Inc	Trex Co., Inc
Eagle Materials, Inc	Mueller Water Products, Inc	USG Corp
Fortune Brands, Inc	NCI Building Systems, Inc	Valmont Industries, Inc
Headwaters, Inc	Owens Corning	Vulcan Materials Co
Lennox International, Inc	Quanex Building Products Corp	Valspar Corporation
Watsco, Inc

Testing and performance period: The performance hurdle will be tested and the Relative TSR RSUs may vest after three years from the grant date.

For fiscal year 2015, the Remuneration Committee has reduced the number of re-tests from three to two. The Remuneration Committee will continue to monitor the appropriate number of re-tests each year.

The performance hurdle will be re-tested (based on James Hardie’s performance against its Peer Group for the 20 business days preceding the test date) on the fourth anniversary of the grant date and at the end of the 6-month period following the fourth anniversary (with each re-test extending the measurement period such that re-testing at the 54 month anniversary will be measured over a 54 month period).

Any Relative TSR RSUs that have not vested following the last re-test at the 54 month anniversary of the grant date will lapse.

Maximum and actual number of Relative TSR RSUs

The maximum number of Shares and Relative TSR RSUs for which approval is sought is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest. The actual number of Relative TSR RSUs granted will be determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 200% of LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 business days preceding the date of grant, subject to the maximum specified in the resolution.

Previous grants

The number of Relative TSR RSUs granted to the CEO in the past three years is:

DATE OF GRANT	NUMBER GRANTED	MAXIMUM APPROVED BY SHAREHOLDERS
16 Sep 2013	295,824	363,866
14 Sep 2012	273,732	381,253
15 Sep 2011	606,852	719,593

General

Relative TSR RSUs will be granted in accordance with the terms of the LTIP. The LTIP was re-approved by Shareholders at the 2012 AGM.

Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the CEO in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the CEO will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the CEO within 12 months of the passing of Resolution 7.

Summary of the legal requirements for seeking Shareholder approval

The reason for seeking shareholder approval is the same as set out for Resolution 6.

Recommendation

The Board believes it is in the interests of Shareholders that the grant of Relative TSR RSUs to the CEO under the LTIP subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 7.

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